Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-4 of Community West Bancshares (the “Company”) of our report dated March 17, 2025, relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and the effectiveness of internal control over financial reporting and includes an explanatory paragraph relating to a change in method of accounting for allowance for credit losses), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2024, filed with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.
/s/ Baker Tilly US, LLP
Sacramento, California
February 4, 2026